

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

<u>Via E-Mail</u>
Mr. William F. Borne
Chief Executive Officer
Amedisys, Inc.
5959 S. Sherwood Forest Blvd.
Baton Rouge, LA 70816

> **Re:** **Amedisys, Inc.**
> **Form 10-K for Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **Form 10-Q for Quarterly Period Ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 000-24260**

Dear Mr. Borne:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
36
Liquidity and Capital Resources, page 43
Cash Flows, page 43

1. We note significant fluctuations in your cash flows from operating activities during the
    periods presented.   Your net cash provided by operating activities decreased by $65.0
    million and $ 72.0 million during the years ended December 31, 2011 and 2012,
    respectively. We note that you have provided a general discussion for the reasons for the
    change. However, your discussions did not clearly identify the specific quantitative
    effect of the underlying causal factors responsible for the change. To enhance an
    investor's understanding, please confirm that in the future filings, you will include robust
    discussions describing and quantifying the specific effect of the significant drivers that
    contributed to the material changes in your operating cash flows. Please provide us with
    a draft of proposed disclosures to be included in future filings.

Critical Accounting Policies, page 48
Goodwill and Other Intangible Assets, page 52

2. We note you recognized goodwill impairment charges of $157.9 million and $ 570.8
    million relating to your home health reporting unit during the years ended December
    31, 2012 and 2011, respectively. Considering your net losses, closure of several care
    centers, goodwill impairment charges during the periods reported and significance of
    goodwill, to enhance investor's understanding regarding your recent impairment
    testing of goodwill, please provide us with and confirm that you will disclose in
    future filings the following:

    • Clarify what you consider a reporting unit and your basis;
    • Of the total number of reporting units to which goodwill is allocated, how
      many were impaired at the date of the most recent test;
    • Clarify how many reporting units, if any, were considered at risk of
      impairment (i.e. in step one of the impairment test, the reporting unit has a
      fair value that is not substantially in excess of its carrying value) and
    • For any at-risk reporting unit, provide us with (i) the percentage by which fair
      value exceeded carrying value as of the date of the most recent test, (ii) the
      amount of goodwill allocated to the reporting unit, (iii) a description of the
      methods and key assumptions used and how the key assumptions were
      determined, (iv) a discussion of the degree of uncertainty associated with the
      key assumptions (i.e. the discussion regarding uncertainty should provide
      specifics to the extent possible (e.g., the valuation model assumes recovery
      from a business downturn within a defined period of time)), and (v) a
      description of potential events and/or changes in circumstances that could
      reasonably be expected to negatively affect the key assumptions.

Financial Statements
Notes to Consolidated Financial Statements, page F-7
Note 2. Summary of Significant Accounting Policies, page F-7

3. Please confirm that in future filings you will revise to include disclosures regarding the effect that recently-issued but not effective accounting standards will have on your financial position and results of operations. Refer to SAB Topic 11M. If all recently-issued but not effective accounting standards are not expected to have a material effect upon your financial statements, you may make an aggregate assessment to that effect in a note instead of addressing each standard individually.

Form 10-Q for Quarterly Period Ended September 30, 2013
Financial Statements
Notes to Condensed Consolidated Financial Statements, page 6
Note 6. Commitments and Contingencies, page 12

4. We note your disclosure and accrual of $150.0 million during the quarter ended September 30, 2013 related to the tentative settlement agreement to resolve both the U.S. Department of Justice investigations and the Stark Law Self-Referral matter. Tell us (a) when the tentative settlement was entered into and (b) explain how the recognition of loss contingency in third quarter 2013 vs. earlier period(s) is appropriate and how it complies with FASB ASC 450-20-25-5.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 26
Liquidity, page 26

5. We note the substantial decrease in revenues for the nine month period attributed to lower volumes, lower revenue per episode and sequestration. Please tell us your consideration as to whether the decline represents a material trend or uncertainty. To the extent it represents a material trend or uncertainty please provide expanded disclosure in your future filings to include an assessment of whether these trends or uncertainties will have or are reasonably likely to have a material impact on your liquidity, capital resources and results of operations. Please provide us with draft disclosure. Refer to Section III.B.3. of Securities Act Release No. 33-8350 for guidance.

Critical Accounting Policies, page 29

6. We note your disclosure in Note 3, page 10 that as a part of your ongoing management of your portfolio of care centers you review each care center's financial performance, market penetration, forecasted market growth, etc. Considering (a) your history of losses for the years ended December 31, 2012 and 2011 and nine months ended September 30, 2013, (b) significant decline in revenue during the nine months ended September 30, 2013, (c) reduction in Medicare home health and hospice payments in 2013 as a result of sequestration, (d) you recorded goodwill and other intangible impairment charges of $162.1 million and $ 580.0 million during the years ended December 31, 2012 and 2011 respectively, (e) you closed several care centers during 2011 and 2012 and plan to divest approximately 50 care centers and (f) you indicated during your 2013 third quarter earnings that you identified 19 care centers that will close or consolidate in the fourth quarter, clarify for us whether you considered these events to be triggering events requiring an impairment testing of your long lived assets for recoverability as required by FASB ASC 360-10-35-21.

7. Considering the comment above, please provide us with and confirm that you will disclose in future filings the following:

    - Clarify what you consider an asset group (e.g. individual care center);
    - Clarify how many asset groups were tested for impairment during the current fiscal year;
    - Clarify how many asset groups were considered at risk of impairment (i.e. the asset group has a fair value that is not substantially in excess of its carrying value) and
    - For any at-risk asset group, provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) a description of the methods and key assumptions used and how the key assumptions were determined, (iii) a discussion of the degree of uncertainty associated with the key assumptions (i.e. the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (iv) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Legal Proceedings, page 30

8. We note you identify "certain services agreements" and inquiries "concerning several matters." Please tell us and in future filings revise to further clarify the factual bases alleged to underlie the different inquiries. Also, advise us what time period is covered by the agreement in principle with the Department of Justice, or advise us why you are unable to provide such disclosure. Please provide us with a draft of your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dee Dee Hurst at 202-551-3681 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining